SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2004

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

RELEASE

Portugal Telecom
2004 First Half Results

Lisbon , Portugal , 7 September 2004 – Portugal Telecom (PT) announced today its audited results for the first half ending 30 June 2004 .

Consolidated operating revenues amounted to Euro 2,921 million in the first half of 2004. EBITDA reached Euro 1,166 million, equivalent to a margin of 39.9%. EBITDA minus Capex reached Euro 919 million. Net income for the period amounted to Euro 323 million. Net debt, including the investment of Euro 238 million in the acquisition of treasury stock, was reduced by Euro 108 million from the end of 2003, reaching Euro 3,107 million at the end of June 2004.

PT's financial results have been prepared in accordance with Portuguese GAAP and include certain reclassifications in order to conform more closely to an international presentation format. The results by business segment reflect certain changes in the reportable segments made during 2003, as further described in Section 13 below. Results for the first half of 2003 have been restated to reflect these changes.

Table 1 – Consolidated Financial Highlights

Euro million	2Q04	2Q03	y.o.y	q.o.q	1H04	1H03	y.o.y

Operating Revenues	1.494,4	1.412,5	5,8%	4,8%	2.920,9	2.724,9	7,2%
Operating Costs excluding D&A	910,7	858,1	6,1%	7,9%	1.754,7	1.650,8	6,3%
EBITDA (1)	583,7	554,4	5,3%	0,2%	1.166,2	1.074,1	8,6%
Operating Income	347,2	315,1	10,2%	(1,1%)	698,2	606,6	15,1%
Net Income	161,0	58,7	174,5%	(0,4%)	322,5	143,5	124,8%
Capex	158,0	97,9	61,4%	77,3%	247,1	219,8	12,4%
Capex as % of Revenues (%)	10,6	6,9	3,6pp	4,3pp	8,5	8,1	0,4pp
EBITDA minus Capex	425,7	456,5	(6,7%)	(13,7%)	919,1	854,4	7,6%
Acquisition of Treasury Stock	107,9	-	n.m.	(17,4%)	238,5	-	n.m.
Net Debt	3.107,3	3.975,3	(21,8%)	(1,6%)	3.107,3	3.975,3	(21,8%)

EBITDA Margin (2) (%)	39,1	39,2	(0,2pp)	(1,8pp)	39,9	39,4	0,5pp
Net Debt / EBITDA (x)	1,3	1,8	(0,5x)	(0,0x)	1,3	1,9	(0,5x)
EBITDA / Net Interest (x)	12,0	13,3	(1,3x)	(0,4x)	12,2	14,4	(2,2x)

(1)	EBITDA = Operating Income + Depreciation and Amortisation.
(2)	EBITDA Margin = EBITDA / Operating Revenues.

1. FINANCIAL HIGHLIGHTS

  Operating revenues increased by 5.8% y.o.y in the second quarter of 2004 to Euro 1,494 million. In the first half of 2004, operating revenues amounted to Euro 2,921 million, a 7.2% increase over the same period of last year. Excluding the impact of the 3% depreciation of the Brazilian Real (R$) in the period, operating revenues would have grown by 8.0% y.o.y in the first half of 2004 to Euro 2,944 million.

  Domestic retail revenues (wireline, Pay-TV and broadband) increased by 1.3% y.o.y to Euro 456 million in the second quarter of 2004, as a result of strong growth in Pay-TV and broadband revenues, which offset a decrease in wireline traffic revenues. In the first half of 2004, retail revenues amounted to Euro 908 million, a 1.5% y.o.y increase.

  Wireline net retail revenues, calculated as wireline retail revenues less corresponding telecommunications costs, increased by 2.3% y.o.y in the first half of 2004 to Euro 566 million.

  EBITDA increased by 5.3% y.o.y in the second quarter of 2004 to Euro 584 million. In the first half of 2004, EBITDA reached Euro 1,166 million, an increase of 8.6% y.o.y, equivalent to an EBITDA margin of 39.9%. Excluding the impact of the Brazilian Real depreciation, EBITDA would have increased by 9.3% y.o.y in the first half of 2004.

  Revenue and EBITDA of the domestic businesses grew by 5.2% and 10.6% y.o.y in the second quarter of 2004 respectively, underpinned by a strong performance and margin improvement in the mobile and Pay-TV businesses.

  Operating income rose by 10.2% y.o.y in the second quarter of 2004 to 347 million, equivalent to an operating margin of 23.3%, a 1.0pp improvement over the same period of last year. In the first half of 2004, operating income increased by 15.1% y.o.y to Euro 698 million.

  Net income totalled Euro 161 million in the second quarter of 2004 compared to Euro 59 million in the second quarter of 2003. In the first half of 2004, net income increased by 124.8% y.o.y to Euro 323 million.

  Capex increased by 12.4% y.o.y in the first half of 2004 to Euro 247 million, equivalent to 8.5% of revenues, a 0.4 p.p. increase over the same period of last year.

  EBITDA minus Capex increased by 7.6% y.o.y in the first half of 2004 to Euro 919 million, equivalent to 31.5% of operating revenues. Approximately 82% of PT's EBITDA minus Capex is generated in Euros by operations in Portugal.

  At the end of June 2004, net debt amounted to Euro 3,107 million, a reduction of Euro 108 million from the end of 2003. This reported net debt figure includes the impact of the investment of Euro 238 million in the acquisition of treasury stock, in line with the announced 10% share buyback programme. At the end of June 2004, net debt excluding Vivo was Euro 2,900 million.

  Net exposure (assets minus liabilities) to Brazil amounted to R$ 7,100 million at the end of June 2004, or Euro 1,876 million at the Real/Euro exchange rate prevailing as at 30 June 2004 . Assets denominated in Reais in the balance sheet as at 30 June 2004 represented 28.8% of total assets.

  Further to the announced share buyback programme, as at 7 September 2004 , PT had acquired a total of 54,225,108 treasury shares, representing 4.32% of its share capital, at an average price of Euro 8.01 per share. In addition, PT had entered into equity swap contracts, according to the terms of which PT has the option to acquire PT shares, equivalent to 2.79% of its share capital, at an average price of Euro 7.92 per share.

2. OPERATING HIGHLIGHTS

Table 2 – Key Performance Indicators

	2Q04	2Q03	y.o.y	q.o.q	1H04	1H03	y.o.y

Customer Base ('000)
Wireline Accesses	4.278	4.189	2,1%	1,0%	4.278	4.189	2,1%
Mobile	28.446	22.364	27,2%	5,9%	28.446	22.364	27,2%
Pay-TV	1.487	1.369	8,6%	1,5%	1.487	1.369	8,6%
Broadband (Retail ADSL + Cable)	529	268	97,8%	16,5%	529	268	97,8%

Wireline
Main Lines ('000)	4.278	4.189	2,1%	1,0%	4.278	4.189	2,1%
PSTN/ISDN	3.985	4.080	(2,3%)	(0,3%)	3.985	4.080	(2,3%)
ADSL Wholesale	293	109	168,1%	24,1%	293	109	168,1%
ADSL Retail	260	88	196,2%	27,3%	260	88	196,2%
Net Additions (1) ('000)	43	13	239,2%	335,3%	53	(7)	n.m.
PSTN/ISDN	(14)	(19)	(25,7%)	(63,5%)	(52)	(63)	(17,5%)
ADSL Wholesale	57	31	81,3%	18,7%	105	56	85,9%
ADSL Retail	56	27	110,6%	28,2%	99	45	119,0%
Retail Traffic (mn min.)	1.922	2.026	(5,1%)	3,2%	3.785	4.079	(7,2%)
F2F Domestic Traffic (mn min.)	1.413	1.475	(4,2%)	3,0%	2.786	3.003	(7,2%)
ARPU (Euro)	34,6	33,6	2,9%	1,7%	34,3	33,8	1,3%
Employees (no.)	9.012	9.693	(7,0%)	(0,6%)	9.012	9.693	(7,0%)

Domestic Mobile (TMN)
Active Customers ('000)	4.872	4.505	8,1%	(1,0%)	4.872	4.505	8,1%
Net Additions ('000)	(52)	32	n.m.	n.m.	(15)	79	n.m.
Total Churn (%)	24,4	24,1	0,3pp	1,7pp	24,4	24,1	0,3pp
MOU (min.)	122,1	121,6	0,4%	4,9%	119,2	120,0	(0,6%)
ARPU (Euro)	24,5	25,2	(2,7%)	6,3%	23,8	24,7	(3,5%)
Data as % of Service Revenues (%)	9,1	8,1	1,0pp	(0,4pp)	9,3	8,3	1,0pp
CCPU (2) (Euro)	10,9	12,6	(13,1%)	2,0%	10,8	12,4	(12,3%)
ARPU minus CCPU (Euro)	13,6	12,6	7,6%	10,0%	13,0	12,3	5,5%

Brazilian Mobile (Vivo)
Customers ('000)	23.514	17.521	34,2%	7,5%	23.514	17.521	34,2%
Market Share in Areas of Operation (%)	54,5	58,5	(4,0pp)	(1,2pp)	54,5	58,5	(4,0pp)
Net Additions ('000)	1.639	571	186,9%	34,5%	2.858	712	301,7%
SARC (Real)	133,9	148,2	(9,6%)	0,2%	133,8	154,4	(13,4%)
MOU (min.)	90,4	98,7	(8,4%)	(2,4%)	91,7	99,2	(7,6%)
ARPU (Real)	33,3	41,2	(19,1%)	(3,6%)	34,0	39,5	(14,1%)
CCPU (2) (Real)	19,2	22,4	(14,2%)	10,5%	18,3	21,0	(12,9%)
ARPU minus CCPU (Real)	14,2	18,9	(24,9%)	(17,9%)	15,7	18,5	(15,5%)

Multimedia (PT Multimedia)
Homes Passed ('000)	2.514	2.423	3,7%	0,8%	2.514	2.423	3,7%
Bi-directional ('000)	2.283	2.129	7,3%	1,6%	2.283	2.129	7,3%
Pay-TV Customers (3) ('000)	1.487	1.369	8,6%	1,5%	1.487	1.369	8,6%
Pay-TV Net Additions ('000)	21	23	(5,8%)	(11,4%)	45	61	(26,0%)
Pay to Basic ratio (%)	58,9	55,4	3,5pp	0,4pp	58,9	55,4	3,5pp
Churn (%)	12,6	13,6	(1,0pp)	(2,0pp)	13,6	14,8	(1,2pp)
Cable Broadband Accesses ('000)	269	180	49,7%	7,6%	269	180	49,7%
Cable Broadband Net Additions ('000)	19	17	9,6%	(2,6%)	39	39	(1,6%)
Pay-TV Blended ARPU (Euro)	25,3	23,5	7,9%	2,6%	25,0	23,4	6,8%
Pay-TV EBITDA Margin (%)	36,1	27,5	8,6pp	1,6pp	35,3	25,6	9,8pp

(1)	Including ADSL Wholesale.
(2)	CCPU (Cash cost per user) = Operating costs minus provisions, depreciation and amortisation and sales of equipment per user.
(3)	Regarding Pay-TV customers see Table 25 - Pay-TV and Cable Internet Operating Data.

Customers

  Wireline main lines increased by 43 thousand in the second quarter of 2004 to 4,278 thousand, on the back of strong growth in ADSL and lower net disconnections of PSTN/ISDN lines.

  Mobile customers increased by 1,590 thousand in the second quarter of 2004 to 28,446 thousand, underpinned by robust growth in Brazil .

  Pay-TV customers increased by 21 thousand to 1,487 thousand, on the back of both cable and DTH net additions.

  Retail broadband customers totalled 529 thousand at the end of June 2004, equivalent to a penetration of 10.4% of access lines (PSTN/ISDN and cable). Retail broadband net additions amounted to 75 thousand in the second quarter of 2004 and 138 thousand in the first half of 2004.

Wireline

  Total accesses increased by 2.1% y.o.y at the end of June 2004 to 4,278 thousand, including 293 thousand wholesale ADSL customers.

  At the end of June 2004, the number of pricing packages was 470 thousand, an increase of 82 thousand in the second quarter of 2004, and equivalent to a penetration of 11.8% of PSTN/ISDN lines.

  Total traffic in the second quarter of 2004 fell by 7.8% y.o.y, on the back of the decline of 5.1% in retail traffic and 9.9% in wholesale traffic.

  Total ARPU increased by 2.9% y.o.y in the second quarter of 2004 to Euro 34.6. Voice ARPU grew by 0.4% y.o.y to Euro 31.4 and data ARPU increased by 37.9% y.o.y, contributing Euro 3.2 (9.1%) to total ARPU in the second quarter of 2004.

Domestic Mobile (TMN)

  At the end of June 2004, TMN had 4,872 thousand active customers, an increase of 8.1% y.o.y. As a result of a database cleanup of active customers, net additions were negative in the period.

  MOU in the second quarter of 2004 totalled 122 minutes, an increase of 0.4% y.o.y and 4.9% q.o.q, reflecting the positive effect of the 2004 European football championship in June and the evolution of net additions.

  ARPU in the second quarter of 2004 decreased by 2.7% y.o.y to Euro 24.5, mainly as a result of the reduction in interconnection fees and the traffic promotions aimed at stimulating usage.

Brazilian Mobile (Vivo)

  Net additions reached 1,639 thousand in the second quarter of 2004, in an environment of strong commercial activity. Vivo had 23,514 thousand active customers at the end of June 2004, corresponding to an estimated average market share of around 55% in its areas of operation.

  Vivo's blended MOU dropped by 8.4% y.o.y in the second quarter of 2004 to 90 minutes, underpinned by the negative evolution of incoming traffic.

  Vivo's blended ARPU was R$ 33.3 in the second quarter of 2004, a decrease of 19.1% over the same period of last year. Around 85% of this decline in ARPU was a result of the impact of SMP rules (namely “bill & keep” and loss of long distance traffic) and the changing mix of the customer base towards prepaid.

Multimedia (PT Multimedia)

  Pay-TV net additions totalled 21 thousand in the second quarter of 2004, with total Pay-TV customers rising by 8.6% y.o.y to 1,487 thousand.

  Pay-TV's blended ARPU in the second quarter of 2004 increased by 7.9% y.o.y to Euro 25.3, as a result of a higher penetration of premium services, including broadband Internet.

  Broadband cable modem customers reached 269 thousand at the end of June 2004, an increase of 49.7% y.o.y, with net additions of 19 thousand in the second quarter of 2004.

3. CONSOLIDATED RESULTS

Table 3 – Consolidated Income Statement

Euro million	2Q04	2Q03	y.o.y	q.o.q	1H04	1H03	y.o.y

Operating Revenues	1.494,4	1.412,5	5,8%	4,8%	2.920,9	2.724,9	7,2%
Wireline	530,7	531,3	(0,1%)	1,6%	1.053,2	1.072,6	(1,8%)
Domestic Mobile (TMN)	348,7	317,1	9,9%	5,7%	678,6	624,6	8,6%
Brazilian Mobile (Vivo)	370,6	345,9	7,1%	5,4%	722,2	588,7	22,7%
Multimedia (PT Multimedia)	183,7	162,4	13,2%	4,4%	359,8	325,8	10,4%
Other	60,7	55,7	8,9%	30,6%	107,1	113,2	(5,4%)

Operating Costs excluding D&A	910,7	858,1	6,1%	7,9%	1.754,7	1.650,8	6,3%
Wages and Salaries	178,1	182,4	(2,3%)	1,3%	353,9	348,9	1,4%
Post Retirement Benefits	45,8	55,6	(17,6%)	(7,9%)	95,6	110,1	(13,2%)
Costs of Telecommunications	140,6	149,1	(5,6%)	4,1%	275,8	296,7	(7,1%)
Subsidies	(0,7)	(5,5)	(87,7%)	(81,6%)	(4,4)	(10,5)	(58,7%)
Maintenance and Repairs	32,3	29,7	8,7%	9,0%	61,9	61,7	0,4%
Own Work Capitalised	(17,4)	(15,1)	15,2%	(4,5%)	(35,5)	(26,9)	32,0%
Raw Materials and Consumables	15,1	18,4	(17,9%)	(7,7%)	31,5	32,3	(2,5%)
Costs of Products Sold	126,8	113,3	11,9%	6,1%	246,3	205,5	19,9%
Telephone Directories	22,2	22,8	(3,0%)	1,3%	44,0	45,7	(3,6%)
Marketing and Publicity	47,8	38,1	25,4%	28,3%	85,0	65,4	30,1%
General and Administrative Expenses	259,4	234,3	10,7%	4,7%	507,2	457,6	10,8%
Provision for Doubtful Receivables	33,3	30,2	10,3%	16,1%	62,0	54,7	13,4%
Other Net Operating Income	(4,2)	(17,3)	(75,9%)	(82,0%)	(27,3)	(25,6)	6,9%
Taxes Other than Income Taxes	31,4	22,0	42,6%	14,6%	58,7	35,4	65,8%

EBITDA	583,7	554,4	5,3%	0,2%	1.166,2	1.074,1	8,6%
Depreciation and Amortisation	236,5	239,2	(1,2%)	2,1%	468,1	467,5	0,1%
Operating Income	347,2	315,1	10,2%	(1,1%)	698,2	606,6	15,1%

Other Expenses (Income)	91,2	233,4	(60,9%)	38,2%	157,2	346,7	(54,7%)
Net Interest Expenses	48,6	41,7	16,5%	3,5%	95,6	74,6	28,1%
Net Foreign Currency Losses (Gains)	6,4	(9,4)	n.m.	n.m.	(0,4)	(16,1)	(97,5%)
Net Other Financial Expenses (Income)	8,3	(39,2)	n.m.	n.m.	5,8	(81,3)	n.m.
Goodwill Amortisation	23,7	28,7	(17,3%)	3,0%	46,8	52,7	(11,3%)
Losses (Gains) on Disp. of Fixed Assets	1,4	(38,1)	n.m.	27,6%	2,5	(37,3)	n.m.
Equity in Losses (Earnings) of Affiliates	0,5	3,5	(86,3%)	(108,9%)	(4,9)	13,0	n.m.
Work Force Reduction Programme Costs	1,7	185,0	(99,1%)	(25,9%)	4,0	278,0	(98,6%)
Other Non-Oper. Expenses/(Income)	(2,9)	1,3	n.m.	n.m.	5,2	3,1	67,4%
Extraordinary Items (Losses / (Gains))	3,5	60,0	(94,2%)	n.m.	2,6	60,0	(95,7%)

Income before Income Taxes	256,0	81,7	213,5%	(10,2%)	541,0	259,9	108,2%
Provision for Income Taxes	(70,8)	(2,4)	n.m.	(28,1%)	(169,3)	(81,1)	108,7%
Income Applicable to Minority Interests	(24,2)	(20,7)	17,3%	(2,8%)	(49,1)	(35,2)	39,4%

Consolidated Net Income	161,0	58,7	174,5%	(0,4%)	322,5	143,5	124,8%

Consolidated Operating Revenues

Table 4 – Consolidated Operating Revenues - Contribution by Segment

Euro million	2Q04	2Q03	y.o.y	q.o.q	1H04	1H03	y.o.y

Wireline	530,7	531,3	(0,1%)	1,6%	1.053,2	1.072,6	(1,8%)
Domestic Mobile (TMN)	348,7	317,1	9,9%	5,7%	678,6	624,6	8,6%
Brazilian Mobile (Vivo) (1)	370,6	345,9	7,1%	5,4%	722,2	588,7	22,7%
Multimedia (PT Multimedia)	183,7	162,4	13,2%	4,4%	359,8	325,8	10,4%
Pay-TV and Cable Internet	122,7	105,2	16,6%	4,9%	239,6	207,5	15,5%
Other	60,7	55,7	8,9%	30,6%	107,1	113,2	(5,4%)

Total Operating Revenues	1.494,4	1.412,5	5,8%	4,8%	2.920,9	2.724,9	7,2%

Domestic Retail Revenues	456,4	450,7	1,3%	1,0%	908,4	894,8	1,5%
Wireline	342,5	353,5	(3,1%)	(0,1%)	685,3	702,6	(2,5%)
Pay-TV and Cable Internet	113,9	97,3	17,1%	4,3%	223,1	192,2	16,1%

Avg. Revenue per Household (ARPH)	41,7	41,2	1,3%	1,0%	41,5	40,9	1,5%

(1)	Considering a Euro/Real average exchange rate of 3.6446 in 1H04 and 3.5399 in 1H03.

Consolidated operating revenues increased by 7.2% y.o.y in the first half of 2004 to Euro 2,921 million, reflecting the higher contributions from Vivo, TMN and PTM. Assuming a flat Real/Euro exchange rate, operating revenues would have increased by 8.0% y.o.y in the first half of 2004 to Euro 2,944 million.

In the first half of 2004, the consolidation method of Mascom in Botswana was changed from full consolidation to equity accounting, due to the divestment of this subsidiary, which is pending regulatory approval. The change in the consolidation method for Mascom resulted in a negative impact of 1.0% on consolidated operating revenues. Previously, revenues from Mascom were booked under “Other Revenues”.

Operating revenues from the domestic businesses rose by 3.4% in the first half of 2004, underpinned by the strong performance of TMN and PTM. In the second quarter of 2004, operating revenues from the domestic businesses increased by 5.2% compared to the same period of last year.

In the first half of 2004, wireline and Pay-TV retail revenues increased by 1.5% y.o.y to Euro 908 million, with the average revenue per household (ARPH) increasing to Euro 41.5 per month from Euro 40.9 in the first half of 2003. Wireline net retail revenues (wireline retail revenues less corresponding telecommunications costs) increased by 2.3% y.o.y in the first half of 2004 to Euro 566 million.

The contribution to consolidated operating revenues from the mobile businesses rose by 3.5pp y.o.y to 48.0% in the first half of 2004. Vivo represented 24.7% of consolidated operating revenues in the first half of 2004, an increase of 3.1pp over the same period of last year.

Table 5 – Consolidated Operating Revenues – Standalone Revenues by Segment

Euro million	2Q04	2Q03	y.o.y	q.o.q	1H04	1H03	y.o.y

Wireline	564,9	566,1	(0,2%)	1,1%	1.123,4	1.149,3	(2,3%)
Domestic Mobile (TMN)	388,0	362,4	7,1%	5,8%	754,6	715,1	5,5%
Brazilian Mobile (Vivo) (1)	370,6	345,9	7,1%	5,4%	722,2	588,7	22,7%
Multimedia (PT Multimedia)	183,7	162,6	13,0%	4,2%	360,1	326,1	10,4%
Pay-TV and Cable Internet	122,9	105,4	16,5%	4,6%	240,3	207,8	15,6%
Other and Eliminations	(12,8)	(24,4)	(47,6%)	(51,8%)	(39,4)	(54,3)	(27,3%)

Total Operating Revenues	1.494,4	1.412,5	5,8%	4,8%	2.920,9	2.724,9	7,2%

(1)	Considering a Euro/Real average exchange rate of 3.6446 in 1H04 and 3.5399 in 1H03.

EBITDA

Table 6 – EBITDA by Business Segment

Euro million	2Q04	2Q03	y.o.y	2Q04 Margin	1H04	1H03	y.o.y	1H04 Margin

Wireline	226,6	226,1	0,2%	40,1	453,4	460,9	(1,6%)	40,4
Domestic Mobile (TMN)	185,7	161,4	15,0%	47,9	359,2	315,5	13,9%	47,6
Brazilian Mobile (Vivo) (1)	120,8	126,9	(4,8%)	32,6	262,5	227,1	15,6%	36,4
Multimedia (PT Multimedia)	48,9	29,5	65,9%	26,6	91,0	56,8	60,4%	25,3
Pay-TV and Cable Internet	44,4	29,0	53,1%	36,1	84,9	53,1	59,8%	35,3
Other	1,7	10,5	(83,3%)	n.m.	0,1	13,9	(99,7%)	n.m.

Total EBITDA	583,7	554,4	5,3%	39,1	1.166,2	1074,1	8,6%	39,9
EBITDA Margin (%)	39,1	39,2	(0,2pp)		39,9	39,4	0,5pp

(1)	Considering a Euro/Real average exchange rate of 3.6446 in 1H04 and 3.5399 in 1H03.

EBITDA increased by 8.6% in the first half of 2004 to Euro 1,166 million, while EBITDA margin improved by 0.5pp to 39.9%. In absolute terms, EBITDA growth in the first half of 2004 was underpinned by TMN, Vivo and PTM. Margin performance was strong across all of the domestic businesses, while margin pressure in Vivo was explained by soaring customer growth and increased competition.

Based on a flat Real/Euro exchange rate, EBITDA would have increased by 9.3% y.o.y in the first half of 2004 to Euro 1,174 million. The change in the consolidation method of Mascom described above had a negative impact on EBITDA in the first half of 2004 of 1.3%.

In the first half of 2004, EBITDA of the domestic businesses increased by 8.5% y.o.y. A combination of top line growth and strong margin expansion in PTM and TMN supported this robust domestic performance.

The contribution to consolidated EBITDA from the mobile businesses rose by 2.8pp y.o.y to 53.3% in the first half of 2004. The contribution of Vivo to consolidated EBITDA improved by 1.4pp y.o.y to 22.5% in the first half of 2004 (in part because TCO was fully consolidated by Vivo as of May 2003), while TMN increased its contribution by 1.4pp y.o.y to 30.8%.

PTM's contribution to consolidated EBITDA improved by 2.5pp y.o.y to 7.8% in the first half of 2004, on the back of a strong increase in the EBITDA of the Pay-TV and Cable Internet business of 59.8% y.o.y, which was underpinned by robust top line growth and strong margin expansion.

Consolidated Operating Costs

Table 7 – Consolidated Operating Costs

Euro million	2Q04	2Q03	y.o.y	q.o.q	1H04	1H03	y.o.y	1H04 % Rev.

Wages and Salaries	178,1	182,4	(2,3%)	1,3%	353,9	348,9	1,4%	12,1
Post Retirement Benefits	45,8	55,6	(17,6%)	(7,9%)	95,6	110,1	(13,2%)	3,3
Telecommunication Costs	140,6	149,1	(5,6%)	4,1%	275,8	296,7	(7,1%)	9,4
Costs of Products Sold	126,8	113,3	11,9%	6,1%	246,3	205,5	19,9%	8,4
Marketing and Publicity	47,8	38,1	25,4%	28,3%	85,0	65,4	30,1%	2,9
Provision for Doubtful Rec.	33,3	30,2	10,3%	16,1%	62,0	54,7	13,4%	2,1
General & Administrative Exp.	259,4	234,3	10,7%	4,7%	507,2	457,6	10,8%	17,4
Other Operating Costs	78,7	55,1	42,9%	56,8%	128,9	112,0	15,1%	4,4

Oper. Costs excluding D&A	910,7	858,1	6,1%	7,9%	1.754,7	1.650,8	6,3%	60,1

Depreciation & Amortisation	236,5	239,2	(1,2%)	2,1%	468,1	467,5	0,1%	16,0

Total Operating Costs	1.147,2	1.097,4	4,5%	6,7%	2.222,7	2.118,4	4,9%	76,1

Consolidated operating costs amounted to Euro 2,223 million in the first half of 2004, an increase of 4.9% y.o.y, which is lower than the 7.2% y.o.y increase in operating revenues.

Wages and salaries increased by 1.4% y.o.y in the first half of 2004 to Euro 354 million and represented 12.1% of operating revenues. In the case of the wireline business, which accounted for 40.6% of consolidated wages and salaries, these costs fell by 13.3% y.o.y in the first half of 2004, due to the staff reduction undertaken last year. Wages and salaries of Vivo increased by 29.0% y.o.y in the first half of 2004, primarily because TCO was only fully consolidated by Vivo as of May 2003.

In the first half of 2004, post retirement benefit costs (PRBs) decreased by 13.2% y.o.y to Euro 96 million and accounted for 3.3% of consolidated operating revenues. This decline was primarily due to a recent change in Portuguese law revising the method of calculating the pension of an employee upon retirement. Since the beginning of the year, the calculation of pensions is based on 90% of the average salary of the last three years of employment, as compared to the previous method that calculated pensions based on 100% of the salary of the last year of employment. Furthermore, the Portuguese State has agreed to increase its contribution to PT's healthcare costs, which has also contributed to the decrease in PRBs in the first half of 2004.

In the first half of 2004, telecommunications costs fell by 7.1% y.o.y. to Euro 276 million, mainly as a result of lower traffic volumes in wireline and the decrease in fixed-to-mobile interconnection fees. Telecommunications costs accounted for 9.4% of consolidated operating revenues in the first half of 2004.

Costs of products sold increased by 19.9% y.o.y to Euro 246 million in the first half of 2004, primarily driven by the increase in the sales of merchandise and products of Vivo. This cost item represented 8.4% of consolidated operating revenues in the first half of 2004.

Marketing and publicity costs rose by 30.1% y.o.y in the first half of 2004 to Euro 85 million, mainly as a result of the increase in advertising spend and promotional activities in connection with the rollout of new products and services in wireline, Vivo and PTM. Furthermore, the increase in this caption is also due to the fact that TCO was only fully consolidated by Vivo as of May 2003. This cost item represented 2.9% of consolidated operating revenues in the first half of 2004.

Provisions for doubtful receivables, inventories and others increased by 13.4% y.o.y to Euro 62 million in the first half of 2004. The increase in this caption is primarily due to a higher level of provisioning at TMN and also to the fact that TCO was only fully consolidated by Vivo as of May 2003. Provisions accounted for 2.1% of consolidated operating revenues in the first half of 2004.

General and administrative expenses increased by 10.8% y.o.y in the first half of 2004 to Euro 507 million. In addition to the fact that TCO was only fully consolidated by Vivo as of May 2003, there was an increase in the first half of 2004 in commercial costs in line with increased sale of broadband and pricing plans. General and administrative expenses accounted for 17.4% of consolidated operating revenues in the first half of 2004.

Depreciation and amortisation costs remained flat in the first half of 2004 at Euro 468 million. Depreciation charges exceeded capex by Euro 221 million in the first half of 2004, resulting in a capex to depreciation ratio of 0.53 times in the first half of 2004. This cost item accounted for 16.0% of consolidated operating revenues in the first half of 2004.

EBIT

EBIT in the first half of 2004 rose by 15.1% y.o.y to Euro 698 million, while operating margin improved by 1.6pp y.o.y to 23.9%, primarily as a result of the increase in EBITDA discussed above.

Net Income

Net income amounted to Euro 323 million in the first half of 2004, which represented an increase of 124.8% y.o.y.

Net interest expenses increased from Euro 75 million in the first half of 2003 to Euro 96 million in the first half of 2004, corresponding to an average cost of debt, including Brazil , of approximately 5.9% in the first half of 2004.

Net foreign currency gains were Euro 0.4 million in the first half of 2004 which compares to Euro 16 million in the same period of last year, due to the evolution of the Real exchange rate over the period.

Net other financial expenses amounted to Euro 6 million in the first half of 2004, which compares to a net other financial income of Euro 81 million in the same period of last year. This caption includes various financial expenses including banking commissions and related taxes. In the first half of last year, this caption included gains related to a reduction in the provision to cover estimated losses on certain equity swaps, as a result of the rise in the underlying share price as at 30 June 2003 .

Goodwill amortisation amounted to Euro 47 million in the first half of 2004, a decrease of 11.3% over the same period of last year, as a portion of goodwill related to the value attributable to licences held by Vivo's subsidiaries was transferred to Intangible Assets at the end of last year. The amortisation of these licences, which in the first half of 2004 amounted to approximately Euro 17 million, is now included in “Depreciation and Amortisation”. This caption included mainly the amortisation of goodwill related to the investments in Vivo (Euro 18 million), Lusomundo (Euro 7 million), PTM (Euro 5 million) and PT.com (Euro 4 million).

Equity accounting in earnings of affiliated companies amounted to Euro 5 million in the first half of 2004, compared to a loss of Euro 13 million in the same period of last year. In the first half of 2004, this caption included mainly PT's share in the earnings of CTM, Unitel and Mascom totalling Euro 17 million, and in the losses of Médi Télécom and Sport TV totalling Euro 9 million. The improvement in this caption (Euro 18 million) is primarily explained by: (1) the reduction in the losses of Médi Télécom (from Euro 15 million to Euro 7 million); (2) the increase in the earnings of Unitel (from Euro 3 million to Euro 6 million); and (3) the change in the consolidation method of Mascom in the first half of 2004 from full consolidation to the equity method (earnings of Euro 5 million in the first half of 2004), due to the divestment of this subsidiary, which is pending regulatory approval.

Extraordinary costs amounted to Euro 3 million in the first half of 2004, as compared to Euro 60 million in the same period of last year. The extraordinary costs recorded in the first half of 2003 related mainly to provisions recorded by PTM in connection with estimated losses on the value of certain fixed assets and financial investments, and to cover certain liabilities with third parties.

The provision for income taxes increased to Euro 169 million in the first half of 2004 from Euro 81 million in the same period of last year, primarily as a result of the increase in profit before taxes. This caption includes a non-cash component in the amount of Euro 124 million that was recorded against a reduction of tax losses carried forward booked in deferred tax assets in previous years.

4. CAPEX

Table 8 – Capex by Business Segment

Euro million	2Q04	2Q03	y.o.y	q.o.q	1H04	1H03	y.o.y	1H04 % Rev.

Wireline	53,5	32,6	64,3%	74,0%	84,2	60,0	40,4%	7,5
Domestic Mobile (TMN)	21,8	25,1	(13,3%)	27,2%	38,9	71,8	(45,8%)	5,2
Brazilian Mobile (Vivo)	51,1	19,0	169,6%	185,8%	69,0	41,4	66,5%	9,6
Multimedia (PT Multimedia)	16,4	9,7	69,3%	65,3%	26,4	25,6	3,0%	7,3
Pay-TV and Cable Internet	12,3	8,4	47,6%	37,9%	21,3	21,2	0,5%	8,9
Other	15,2	11,6	31,5%	12,9%	28,6	21,0	36,4%	n.m.

Total Capex	158,0	97,9	61,4%	77,3%	247,1	219,8	12,4%	8,5

Capex increased by 12.4% y.o.y in the first half of 2004 to Euro 247 million, with the increase in wireline and Vivo capex more than compensating for the reduction in TMN capex. Capex in the first half of 2004 was equivalent to 8.5% of consolidated operating revenues.

Wireline capex in the first half of 2004 increased by 40.4% y.o.y to Euro 84 million, equivalent to a capex to sales ratio of 7.5%. This increase is primarily related to the strong growth in ADSL accesses.

TMN's capex fell by 45.8% y.o.y to Euro 39 million in the first half of 2004, equivalent to 5.2% of operating revenues. Excluding the investment of Euro 33 million related to the payment made in the first half of 2003 pursuant to an agreement between the three Portuguese mobile operators and OniWay, TMN's capex in the first half of 2004 would have been flat. TMN spent approximately 25% of capex on UMTS in the first half of 2004.

Vivo's capex in the first half of 2004 amounted to Euro 69 million, an increase of 66.5% y.o.y and equivalent to 9.6% of operating revenues. This increase is primarily explained by the investment in capacity expansion and the progressive rollout of 1XRTT in Brazil , as well as the fact that TCO was only fully consolidated by Vivo as of May 2003.

In the first half of 2004, PTM's capex increased by 3.0% y.o.y to Euro 26 million, equivalent to 7.3% of operating revenues. Around a third of PTM's capex is related to terminal equipment, including set-top boxes and cable modems.

5. CASH FLOW

EBITDA minus Capex

Table 9 – EBITDA minus Capex by Business Segment

Euro million	2Q04	2Q03	y.o.y	q.o.q	1H04	1H03	y.o.y	1H04 % Rev.

Wireline	173,1	193,5	(10,6%)	(11,7%)	369,1	400,9	(7,9%)	32,9
Domestic Mobile (TMN)	163,9	136,3	20,2%	4,8%	320,3	243,7	31,4%	42,4
Brazilian Mobile (Vivo)	69,7	107,9	(35,4%)	(43,8%)	193,6	185,6	4,3%	26,8
Multimedia (PT Multimedia)	32,5	19,8	64,2%	0,9%	64,7	31,2	107,5%	18,0
Pay-TV and Cable Internet	32,0	20,6	55,3%	1,5%	63,6	32,0	99,1%	26,5
Other	(13,4)	(1,0)	n.m.	n.m.	(28,5)	(7,0)	n.m.	n.m.

Total	425,7	456,5	(6,8%)	(13,7%)	919,1	854,4	7,6%	31,5

EBITDA minus Capex totalled Euro 919 million in the first half of 2004, increasing by 7.6% y.o.y as a result of significantly higher contributions from TMN and PTM. The domestic businesses, on a combined basis, registered an improvement in EBITDA minus Capex of 11.6% y.o.y and accounted for approximately 82% of the group's EBITDA minus Capex in the first half of 2004.

Operating Cash Flow

Table 10 – Operating Cash Flow

Euro million	2Q04	2Q03	D y.o.y	1H04	1H03	D y.o.y

EBITDA excluding PRB (1)	629,5	610,0	19,5	1.261,8	1.184,2	77,5
Non-Current Provision and Other Non-Cash Items	13,1	(1,2)	14,3	6,7	(5,6)	12,3
Change in Working Capital (EBITDA related)	(55,4)	(110,1)	54,7	(98,7)	(140,3)	41,6

Cash Generated from Operations	587,2	498,6	88,5	1.169,7	1.038,4	131,3

Capex	(158,0)	(97,9)	(60,1)	(247,1)	(219,8)	(27,3)
Change in Working Capital (Capex related)	(6,4)	(34,6)	28,2	(69,5)	(110,3)	40,8

Payments to Fixed Assets Supliers	(164,4)	(132,4)	(31,9)	(316,6)	(330,0)	13,5

Operating Cash Flow	422,8	366,2	56,6	853,1	708,3	144,8

(1)	Excluding post retirement benefit costs.

Operating cash flow increased by 20.4% y.o.y in the first half of 2004 to Euro 853 million. Cash generated from operations totalled Euro 1,170 million, an increase of 12.6% over the same period of last year, which includes a decrease of 29.7% in the investment in working capital (EBITDA related). Payments to fixed assets suppliers reached Euro 317 million in the first half of 2004, a decrease of 4.1% over the same period of last year.

6. CONSOLIDATED BALANCE SHEET

Table 11 – Consolidated Balance Sheet

Euro million	30 June 2004	31 December 2003

Current Assets	4.811,3	5.039,7
Cash and Short Term Investments	2.297,6	2.531,1
Accounts Receivable, Net	1.473,0	1.517,3
Inventories, Net	159,0	102,9
Deferred Taxes Assets (Short Term)	741,3	748,1
Prepaid Expenses and Other Current Assets	140,4	140,2
Investments, net	461,8	448,1
Fixed Assets, net	4.034,2	4.268,0
Intangible Assets, net	2.967,5	3.150,1
Defered Tax Assets (Medium and Long Term)	504,3	583,5
Other	94,0	68,5

Total Assets	12.873,1	13.557,8

Current Liabilities	3.528,6	3.354,5
Short Term Debt	1.398,2	1.191,1
Accounts Payable	1.234,4	1.225,9
Accrued Expenses	586,6	589,4
Taxes Payable	101,5	102,9
Deferred Income	177,0	212,4
Deferred Taxes Liabilities (Short Term)	31,0	32,8
Medium and Long Term Debt	4.006,7	4.555,6
Accrued Post Retirement Liability	1.201,3	1.256,0
Deferred Tax Liabilities (Medium and Long Term)	286,9	300,7
Provisions for Other Risks and Charges	405,9	361,4
Other	111,2	144,9

Total Liabilities	9.540,6	9.973,1
Minority Interests	621,9	644,0
Total Shareholders' Equity	2.710,6	2.940,8

Total Liabilities, Minorities and Shareholders' Equity	12.873,1	13.557,8

The gearing ratio (Net Debt / (Net Debt + Equity + Minority Interests)) as at 30 June 2004 increased to 48.3% from 47.3% at the end of 2003, while the equity plus long term debt to total assets ratio decreased from 55.3% to 52.2% over the same period. The net debt to EBITDA ratio as of 30 June 2004 was 1.3 times and the EBITDA cover was 12.2 times.

The net exposure (assets minus liabilities) to Brazil amounted to R$ 7,100 million as at 30 June 2004 (Euro 1,876 million at the Real/Euro exchange rate prevailing on 30 June 2004 ). The assets denominated in Brazilian Reais in the balance sheet as at 30 June 2004 amounted to Euro 3,704 million, equivalent to approximately 28.8% of total assets. Approximately 98% of the net exposure (assets minus liabilities) to Brazil is accounted for by the 50% stake in Vivo.

The accrued post retirement liability amounted to Euro 1,201 million as at 30 June 2004 . The net decrease of Euro 55 million in the first half of 2004 results essentially from the difference between the payments made in connection with post retirement benefits in the amount of Euro 155 million and the increases recorded in this caption in connection with the PRBs and curtailment costs booked in the period amounting to Euro 96 million and Euro 4 million respectively.

Consolidated Net Debt

Table 12 – Change in Net Debt

Euro million	2Q04	1H04

Net Debt (Initial Balance)	3,158.0	3,215.6

Free Cash Flow:
Operating Cash Flow	422.8	853.1
Acquisition of Financial Investments	(55.5)	(55.5)
Interest Paid	(88.3)	(179.5)
Payments Related to Post Retirement Benefits (1)	(31.1)	(168.5)
Income Taxes Paid by Certain Subsidiaries	(26.3)	(34.8)
Taxes Related to Financial Revenues in Brazil	(12.0)	(19.4)
Cash Flow Matching Swap	201.1	201.1
Other Cash Movements	(9.8)	(1.5)

Free Cash Flow	400.9	595.1

Change in Net Debt:
Free Cash Flow	400.9	595.1
Gains on Certain Foreign Currency Derivatives	1.2	7.9
Translation Effects of US Dollar and Real Denominated Debt	24.0	11.1
Dividends Paid	(267.5)	(267.5)
Acquisitions of Treasury Shares (2)	(107.9)	(238.5)

Change in Net Debt	50.7	108.3

Net Debt at the End of the Period	3,107.3	3,107.3

Change in Net Debt (%)	(1.6%)	(3.4%)

(1)

In the first half of 2004, this caption included Euro 65 million related to additional contributions to the pension funds made during the period in connection with the work force reductions occurred in 2003, Euro 28 million related to normal contributions to the pension funds made during the period, Euro 62 million related to payments of salaries to pre-retired employees and Euro 13 million related to payments to PT-ACS regarding healthcare services provided to retired and pre-retired employees.

(2)

In the first half of 2004, this caption includes Euro 14 million related to acquisitions made in the fourth quarter of 2003 and Euro 224 million related to acquisitions made during the first half of 2004.

Consolidated net debt as at 30 June 2004 amounted to Euro 3,107 million, a decrease of Euro 108 million compared to year-end 2003. Excluding the investment of Euro 238 million in the acquisition of treasury stock, the dividends paid and the cash flow matching swap contracted in the first half of 2004, the net debt reduction in the period would have reached Euro 413 million.

Table 13 – Consolidated Net Debt

Euro million	30 June 2004	31 December 2003	Δ y.o.y	y.o.y

Short Term	1,398.2	1,191.1	207.1	17.4%
Bank Loans	277.9	293.8	(15.9)	(5.4%)
Convertible Bonds	0.0	450.5	(450.5)	n.m.
Other Bond Loans	724.7	124.7	600.0	481.2%
Other Loans	395.6	322.1	73.5	22.8%
Medium and long term	4,006.7	4,555.6	(548.9)	(12.0%)
Convertible Bond	440.3	440.3	0.0	0.0%
Other Bond Loans	2,066.1	2,669.1	(603.1)	(22.6%)
Bank Loans	1,434.5	1,363.6	70.9	5.2%
Other Loans	65.9	82.5	(16.7)	(20.2%)

Total Indebtedness	5,404.9	5,746.7	(341.8)	(5.9%)
Cash and Short Term-Investments	2,297.6	2,531.1	(233.5)	(9.2%)

Net Debt	3,107.3	3,215.6	(108.3)	(3.4%)

Shareholders Loans to TCP	588.2	582.3	5.9	1.0%

As at 30 June 2004 , 74.1% of total indebtedness was medium and long term, while 64.3% of total indebtedness was at fixed rates. As at 30 June 2004 , 84.6% of total debt was denominated in Euros, 2.7% in US Dollars and 12.4% in Brazilian Reais. The average maturity of the loan portfolio is currently 4.4 years. At the date of this release, the only loans with rating triggers (if PT is downgraded to BBB+) are two EIB loans totalling Euro 150 million. In addition, PT has fully underwritten and available commercial paper lines amounting to Euro 875 million, of which Euro 355 million had been drawn down as at 30 June 2004 . Most of Vivo's net debt (50% consolidated by PT, amounting to Euro 207 million), is either Real denominated or has been swapped into Reais. PT's average cost of debt in the first half of 2004 was 5.9% (4.8% excluding loans obtained in Brazil and denominated in Reais).

Table 14 –Net Debt Maturity Profil

Maturity	Net Debt	Notes

2004	(1,409.9)	Net cash position, which includes a Euro 125 million domestic Bond issued in Nov. 1997
2005	912.8	Includes a Euro 585 million Eurobond issued in Nov. 2001 (1)
2006	1,452.9	Includes a Euro 440 million Exchangeable Bond issued in Dec. 2001 and a Euro 900 million Eurobond issued in Feb. 2001 (1)
2007	406.7
2008	575.5
2009	956.5	Includes a Euro 880 million Eurobond issued in Apr. 1999 (1)
2010	74.5
2011	65.0
2012	45.8
2013	27.5

Total	3,107.3

(1)	These amounts are net of the nominal value of outstanding Eurobonds held by PT as marketable securities.

PT continued to hold as marketable securities some of its outstanding Eurobonds. As at 30 June 2004 , PT held 2.50%, 10.05% and 12.05% of its 2005, 2006 and 2009 Eurobonds respectively. These bonds, which have a nominal value of Euro 236 million, were acquired for a total amount of Euro 230 million.

Shareholders' Equity

As at 30 June 2004, shareholders ' equity amounted to Euro 2,711 million, a decrease of Euro 230 million from the end of last year, as a result of: (1) the dividends paid in the first half of 2004 amounting to Euro 268 million; (2) the acquisition of treasury stock amounting to Euro 224 million, in line with the announced share buyback programme; (3) the effect of negative translation adjustments of Euro 61 million, mainly due to the devaluation of the Brazilian Real exchange rate against the Euro (Euro/R$ 3.6646 at year-end 2003 compared to Euro/R$ 3.7839 at the end of June 2004); and (4) net income generated during the period of Euro 323 million.

Pursuant to Portuguese legislation, the amount of distributable reserves is determined according to the standalone financial statements of the company. As at 30 June 2004 , distributable reserves amounted to Euro 946 million, which included the impact of: (1) the acquisition of treasury stock in the amount of Euro 434 million, equivalent to 4.32% of share capital; and (2) net income for the period in the amount of Euro 323 million. The level of distributable reserves is impacted by the amount of (1) treasury stock owned, (2) net income generated, and (3) dividends paid out. Additionally, distributable reserves may be negatively impacted by a depreciation of the Real/Euro exchange rate. However, at the current level of PT's exposure to Brazil , such a depreciation will only have a negative impact on distributable reserves, if the Real/Euro exchange rate depreciates beyond 4.4.

7. EMPLOYEES

Table 15 – Number of Employees and Productivity Ratios

	1H04	1H03	Δ y.o.y	y.o.y	1Q04	q.o.q

Wireline	9,012	9,693	(681)	(7.0%)	9,065	(0.6%)
Domestic Mobile (TMN)	1,112	1,119	(7)	(0.6%)	1,110	0.2%
Brazilian Mobile (Vivo) (1)	3,521	3,420	101	3.0%	3,511	0.3%
Multimedia (PT Multimedia)	2,598	2,731	(133)	(4.9%)	2,608	(0.4%)
Pay-TV and Cable Internet	583	648	(65)	(10.0%)	600	(2.8%)
Other (2)	12,194	6,437	5,757	89.4%	9,837	24.0%

Total Group Employees	28,437	23,400	5,037	21.5%	26,131	8.8%
Domestic Market	15,314	15,236	78	0.5%	15,256	0.4%
International Market	13,123	8,164	4,959	60.7%	10,875	20.7%

Fixed Lines per Employee (3)	475	432	42	9.8%	467	1.6%
Mobile Cards per Employee
TMN	4,381	4,026	355	8.8%	4,436	(1.2%)
Vivo	3,339	2,562	778	30.4%	3,115	7.2%

(1)	The number of employees in the Brazilian mobile business corresponds to 50% of the employees of Vivo.
(2)	The increase in this caption results primarily from employees working in call centre operations in Brazil which were outsourced externally in previous years.
(3)	Fixed lines per employee of the wireline business.

At the end of June 2004, Group employees totaled 28,437 employees, of which 15,314 were employed in Portugal . In wireline, the ratio of fixed lines per employee improved by 9.8% y.o.y to 475 lines, while in TMN the ratio of mobile cards per employee rose by 8.8% to 4,381 cards.

At the end of June 2004, the total number of staff employed by Vivo increased by 3.0% y.o.y to 7,042 employees, with the ratio of mobile cards per employee totalling 3,339 cards.

8. WIRELINE BUSINESS

Table 16 – Wireline Income Statement (1)

Euro million	2Q04	2Q03	y.o.y	q.o.q	1H04	1H03	y.o.y

Operating Revenues	564.9	566.1	(0.2%)	1.1%	1,123.4	1,149.3	(2.3%)
Services Rendered	523.3	522.6	0.1%	1.0%	1,041.3	1,063.3	(2.1%)
Telephone Directories	32.6	34.5	(5.6%)	(1.8%)	65.8	69.0	(4.7%)
Sales and Other	9.0	9.0	0.2%	22.6%	16.3	17.0	(3.8%)

Operating Costs excluding D&A	338.3	340.0	(0.5%)	2.0%	670.0	688.4	(2.7%)
Wages and Salaries	72.3	86.6	(16.4%)	1.2%	143.8	165.8	(13.3%)
Post Retirement Benefits	45.5	55.1	(17.4%)	(7.5%)	94.7	108.9	(13.0%)
Costs of Telecommunications	101.8	102.5	(0.6%)	4.5%	199.2	216.7	(8.1%)
Own Work Capitalised	(9.0)	(7.5)	19.9%	15.0%	(16.7)	(14.3)	16.8%
Marketing and Publicity	9.5	6.4	48.7%	59.1%	15.5	12.9	20.7%
General & Administrative	59.7	49.9	19.7%	(4.8%)	122.4	98.3	24.5%
Other Net Operating Costs	58.4	47.0	24.1%	10.7%	111.1	100.2	10.9%

EBITDA	226.6	226.1	0.2%	(0.1%)	453.4	460.9	(1.6%)
Depreciation and Amortisation	96.6	99.5	(3.0%)	2.7%	190.6	201.0	(5.2%)
Operating Income	130.0	126.6	2.7%	(2.1%)	262.8	259.9	1.1%

EBITDA Margin	40.1%	39.9%	0.2pp	(0.5pp)	40.4%	40.1%	0.3pp
Capex	53.5	32.6	64.3%	74.0%	84.2	60.0	40.4%
Capex as % of Revenues	9.5%	5.8%	3.7pp	4.0pp	7.5%	5.2%	2.3pp
EBITDA minus Capex	173.1	193.5	(10.6%)	(11.7%)	369.1	400.9	(7.9%)

(1)	Includes intragroup transactions.

Table 17 – Wireline Operating Revenues (1)

Euro million	2Q04	2Q03	y.o.y	q.o.q	1H04	1H03	y.o.y

Retail	344.3	355.1	(3.0%)	(0.0%)	688.7	706.2	(2.5%)
Fixed Charges	165.0	161.6	2.1%	(0.3%)	330.3	316.9	4.2%
Traffic	150.4	173.8	(13.5%)	(1.8%)	303.5	352.3	(13.8%)
Domestic	130.6	150.8	(13.4%)	(3.0%)	265.3	306.8	(13.5%)
International	19.8	23.0	(14.2%)	7.1%	38.2	45.5	(16.1%)
ADSL Retail	23.5	8.4	179.8%	32.5%	41.2	13.8	198.8%
ISP and Other	5.4	11.2	(51.8%)	(33.8%)	13.6	23.2	(41.4%)
Wholesale	109.6	105.5	3.9%	(0.6%)	220.0	230.8	(4.7%)
Traffic	63.1	53.7	17.4%	9.1%	120.9	119.8	0.9%
Leased Lines	35.6	41.4	(14.0%)	(14.6%)	77.4	89.9	(13.9%)
Other	10.9	10.4	5.4%	1.2%	21.7	21.1	2.8%
Data & Corporate	61.4	57.2	7.2%	6.9%	118.8	114.3	3.9%
Data Communications	27.2	22.8	19.0%	15.5%	50.7	45.4	11.8%
Leased Lines	12.2	14.5	(15.9%)	(8.6%)	25.6	29.7	(13.8%)
Network Manag. & Outsourcing	4.9	5.3	(7.2%)	40.6%	8.4	10.0	(16.2%)
Other	17.0	14.6	17.2%	0.4%	34.0	29.2	16.7%
Other Wireline Revenues	49.6	48.3	2.7%	7.0%	95.9	98.1	(2.2%)
Other Fixed Line Telephone Services	6.6	3.4	96.1%	58.2%	10.8	9.2	16.8%
Sales of Telecom. Equipment	9.0	9.0	0.2%	22.6%	16.3	17.0	(3.8%)
Telephone Directories	32.6	34.5	(5.6%)	(1.8%)	65.8	69.0	(4.7%)
Portals	1.4	1.4	(0.1%)	(14.8%)	3.0	2.8	7.6%

Total Operating Revenues	564.9	566.1	(0.2%)	1.1%	1,123.4	1,149.3	(2.3%)

(1)	Includes intragroup transactions.

Operating revenues remained broadly flat in the second quarter of 2004 and amounted to Euro 565 million.

In terms of retail revenues, fixed charges increased by 2.1% to Euro 165 million in the second quarter of 2004, on the back of a higher contribution from pricing plans, while traffic revenues fell by 13.5% y.o.y. Retail ADSL revenues posted a significant increase in the second quarter of 2004, amounting to Euro 24 million, up from Euro 8 million in the same period of last year. ISP dial-up revenues decreased to Euro 5 million as a result of the aggressive rollout of broadband. The net effect was a reduction in retail revenues of 3.0% y.o.y to Euro 344 million.

The decline in traffic revenues is in part explained by falling interconnection rates, namely fixed-to-mobile. However, the corresponding costs of telecoms were also lower. As a result, net retail revenues, calculated as retail revenues less corresponding telecommunications costs (Euro 123 million), increased by 2.3% y.o.y to Euro 566 million in the first half of 2004.

The enhancement of the wireline division performance continues to be developed along several lines and is based, among other things, on improving customer retention and loyalty, and the strong growth of broadband. A prepaid offer for ADSL was launched in June this year, further enhancing the breadth of PT's broadband offer. The launch of three new pricing plans, based on the concepts of simplicity, freedom and discount, was an important step towards improving the price perception of wireline services in Portugal . In the second quarter of 2004, an additional 82 thousand pricing plans were added, thus bringing the total number to 470 thousand, equivalent to a penetration of 11.8% of total PSTN/ISDN lines. The rollout of new trendy cordless phones, with “mobile handset” functionalities, has also been important to improve usage and customer retention. Lastly, the bundling of home security solutions with the fixed line is another way of creating additional value around the ownership of a copper line.

Wholesale revenues increased by 3.9% y.o.y in the second quarter of 2004 to Euro 110 million. The decline in leased lines is related to the reduction in leased line prices and the growing usage by competitors of their own infrastructure.

EBITDA in the second quarter of 2004 increased by 0.2% y.o.y to Euro 227 million, which compares with a decline of 3.4% y.o.y in the first quarter of this year. EBITDA margin in the second quarter of 2004 improved by 0.2pp y.o.y to 40.1%, benefiting from the ongoing cost rationalisation initiatives, the reduction in post retirement benefit costs (discussed in the consolidated operating costs section) and the decline in telecommunication costs (lower traffic volumes and interconnection rate cuts).

Capex amounted to Euro 84 million in the first half of 2004, an increase of 40.4% y.o.y, essentially because of the aggressive rollout of ADSL. Capex in the period was equivalent to 7.5% of operating revenues. Quality of service in the first half of 2004 has been preserved with a call completion rate of 99.8% and 4.8 faults per 100 access lines.

EBITDA minus Capex in the first half of 2004 amounted to Euro 369 million, a decrease of 7.9% over the same period of last year and equivalent to 32.9% of operating revenues.

Table 18 – Wireline Operating Data

	2Q04	2Q03	y.o.y	q.o.q	1H04	1H03	y.o.y

Main Lines ('000) (1)	4,278	4,189	2.1%	1.0%	4,278	4,189	2.1%
PSTN/ISDN	3,985	4,080	(2.3%)	(0.3%)	3,985	4,080	(2.3%)
ADSL Wholesale	293	109	168.1%	24.1%	293	109	168.1%
ADSL Retail	260	88	196.2%	27.3%	260	88	196.2%
Net Additions (2) ('000)	43	13	239.2%	335.3%	53	(7)	n.m.
PSTN/ISDN	(14)	(19)	(25.7%)	(63.5%)	(52)	(63)	(17.5%)
ADSL Wholesale	57	31	81.3%	18.7%	105	56	85.9%
ADSL Retail	56	27	110.6%	28.2%	99	45	119.0%
ARPU (3) (Euro)	34.6	33.6	2.9%	1.7%	34.3	33.8	1.3%
Voice	31.4	31.3	0.4%	1.4%	31.2	31.6	(1.4%)
Data	3.2	2.3	37.9%	4.6%	3.1	2.2	38.4%
Call Completion Rate (%)	99.8	100.0	(0.2pp)	(0.1pp)	99.8	99.9	(0.0pp)
Faults per 100 Access Lines (no.)	2.3	2.0	0.3pp	(0.2pp)	4.8	4.9	(0.1pp)
Total Data Commun. Accesses ('000)	36	36	(0.9%)	5.0%	36	36	(0.9%)
Corporate Web Capacity Sold (Mbps)	4,330	1,620	167.3%	27.5%	4,330	1,620	167.3%
Number of Leased Lines ('000)	18	20	(8.8%)	(3.2%)	18	20	(8.8%)
Capacity (equivalent to 64 kbps) ('000)	179	120	48.4%	0.2%	179	120	48.4%
Digital (%)	95.5	92.4	3.1pp	0.3pp	95.5	92.4	3.1pp

(1)	Excludes 9.5 thousand lines related to the Euro 2004.
(2)	Including ADSL Wholesale.
(3)	Including ADSL and dial-up Internet.

PT continued to lead the market in Portugal in terms of total minutes of outgoing traffic, number of access lines and ADSL lines. This performance has been achieved as a result of the successful implementation of customer loyalty initiatives, based on product differentiation and innovation, competitive pricing offers, customer care and quality of service.

Total main lines (PSTN/ISDN plus ADSL) increased by 43 thousand in the second quarter of 2004, boosted by 57 thousand ADSL net additions. Net disconnections of PTSTN/ISDN lines totalled 14 thousand in the second quarter of 2004, a clear improvement over the 38 thousand net disconnections registered in the first quarter of this year. Total main lines in the wireline business reached 4,278 thousand at the end of June 2004, of which 3,985 thousand were PSTN/ISDN and 293 thousand were wholesale ADSL. ADSL retail connections at the end of June 2004 totalled 260 thousand.

In May 2004, ANACOM and the Directorate General for Enterprises approved the 2004 fixed telephone service prices proposed by PTC. These prices were set within the pricing convention, complying with a price cap of CPI-2.75%, in terms of average annual change and assuming an inflation range of 1.5% to 2.5% as per the Portuguese State Budget for 2004. The new prices were implemented on 1 August 2004 , with a line rental increase of 2.9% and a decrease of 20.7% and 28.0% in the cost of regional and domestic long distance calls respectively.

Total ARPU (voice and data) increased by 2.9% y.o.y in the second quarter of 2004 to Euro 34.6. Voice ARPU (PSTN/ISDN less dial-up Internet) grew by 0.4% y.o.y to Euro 31.4 and data ARPU (ADSL plus dial-up Internet) increased by 37.9% y.o.y contributing Euro 3.2 to total ARPU in the second quarter of 2004. ADSL ARPU was Euro 34.6 in the second quarter of 2004, which compares to Euro 37.6 in the same period of last year. The dilution in ADSL ARPU is a result of the take-up of the “Light” product (monthly fee of Euro 22.5 versus Euro 35 for the standard product), which has nonetheless been mitigated by the continued growth of sales to the SOHO market (Euro 45 subscription fee).

In the first half of 2004, interconnection fees decreased by 14.1% y.o.y for call termination and by 15.4% y.o.y for call origination, while increasing by 35.8% y.o.y for transit. Interconnection fees are now at levels in line with the European average.

Table 19 – Wireline Traffic Breakdown

Million of minutes	2Q04	2Q03	y.o.y	q.o.q	1H04	1H03	y.o.y

Total Traffic	4,282	4,646	(7.8%)	(1.2%)	8,617	9,416	(8.5%)
Retail	1,922	2,026	(5.1%)	3.2%	3,785	4,079	(7.2%)
F2F Domestic	1,413	1,475	(4.2%)	3.0%	2,786	3,003	(7.2%)
F2M	237	261	(9.4%)	2.2%	468	517	(9.5%)
Other	177	192	(8.1%)	2.3%	350	367	(4.6%)
International	95	97	(2.1%)	10.0%	181	192	(5.5%)
Wholesale	2,361	2,620	(9.9%)	(4.5%)	4,832	5,337	(9.5%)
Internet	828	1,334	(37.9%)	(18.0%)	1,838	2,804	(34.5%)

Total Orig. Traffic in the Fixed Network	3,262	3,741	(12.8%)	(2.7%)	6,616	7,630	(13.3%)
Originated Traffic / Access / Day (min)	9.0	10.0	(10.3%)	(2.2%)	9.1	10.3	(11.7%)
F2F Domestic / Access / Day (min)	3.9	4.0	(1.9%)	3.6%	3.8	4.0	(5.5%)

Total traffic in the second quarter of 2004 fell by 7.8% y.o.y, on the back of the decline of 5.1% in retail traffic and 9.9% in wholesale traffic, which was strongly influenced by the 37.9% fall in dial-up Internet traffic related to the strong rollout of broadband. As part of a settlement agreement with the Consumers' Association, PT offered thirteen Sundays of free F2F traffic starting on 21 March and ending on 13 June 2004 . This promotion resulted in a significant usage pick-up during the thirteen Sundays. Adjusting for the effect of this campaign, domestic F2F traffic trends in the second quarter of 2004 were in line with the first quarter of this year. Line usage, measured as originated traffic per access per day, stood at 9.0 minutes in the second quarter of 2004, which compares with 10.0 minutes in the same period of last year.

PT remains the leading operator in the corporate data and integrated solutions market in Portugal . In this business segment, Internet capacity sales increased by 167.3% y.o.y in the second quarter of 2004, as a result of the expansion of ADSL. Total data communications accesses decreased by 0.9% y.o.y in the second quarter of 2004. Leased lines capacity to end-users increased by 48.4% y.o.y in the second quarter of 2004, with leased line digital capacity reaching 95.5% of the total leased line capacity, an improvement of 3.1pp over the same period of last year.

9. DOMESTIC MOBILE BUSINESS (TMN)

Table 20 – Domestic Mobile Income Statement (1)

Euro million	2Q04	2Q03	y.o.y	q.o.q	1H04	1H03	y.o.y

Operating Revenues	388.0	362.4	7.1%	5.8%	754.6	715.1	5.5%
Services Rendered	361.6	339.8	6.4%	6.3%	701.8	661.0	6.2%
Billing	269.8	246.6	9.4%	6.9%	522.3	477.3	9.4%
Interconnection	91.8	93.2	(1.5%)	4.7%	179.5	183.6	(2.2%)
Sales	26.3	22.5	17.1%	(0.5%)	52.8	54.1	(2.4%)

Operating Costs excluding D&A	202.3	200.9	0.7%	4.8%	395.4	399.6	(1.0%)
Wages and Salaries	14.1	17.7	(20.5%)	2.9%	27.7	30.4	(8.7%)
Costs of Telecommunications	72.7	71.0	2.4%	4.3%	142.5	145.1	(1.8%)
Own Work Capitalised	(0.5)	(1.7)	(72.3%)	(21.6%)	(1.0)	(2.5)	(58.7%)
Cost of Products Sold	31.1	28.3	9.7%	(1.9%)	62.8	63.6	(1.3%)
Marketing and Publicity	7.7	7.8	(2.1%)	0.7%	15.3	14.2	7.3%
General & Administrative	48.0	53.1	(9.7%)	(2.5%)	97.3	102.8	(5.3%)
Other Net Operating Costs	29.2	24.6	18.9%	34.6%	50.9	46.0	10.7%

EBITDA	185.7	161.4	15.0%	7.0%	359.2	315.5	13.9%
Depreciation and Amortisation	51.7	47.9	7.7%	10.6%	98.4	96.4	2.1%
Operating Income	134.0	113.5	18.1%	5.6%	260.8	219.1	19.0%

EBITDA Margin	47.9%	44.5%	3.3pp	0.5 p.p.	47.6%	44.1%	3.5pp
Capex	21.8	25.1	(13.3%)	27.2%	38.9	71.8	(45.8%)
Capex as % of Revenues	5.6%	6.9%	(1.3pp)	0.9pp	5.2%	10.0%	(4.9pp)
EBITDA minus Capex	163.9	136.3	20.2%	4.8%	320.3	243.7	31.4%

(1)	Includes intragroup transactions.

Operating revenues of TMN in the second quarter of 2004 reached Euro 388 million, an increase of 7.1% y.o.y, primarily reflecting the growth in the customer base. Service revenues increased by 6.4% y.o.y to Euro 362 million in the second quarter of 2004, with the 9.4% y.o.y increase in billing revenues more than offsetting the cut in interconnection fees. Revenues from handset sales increased by 17.1% y.o.y to Euro 26 million in the second quarter of 2004.

EBITDA amounted to Euro 186 million in the second quarter of 2004, an increase of 15.0% over the same period of last year. Strong top line performance and continued cost control resulted in a 3.3pp y.o.y improvement in EBITDA margin to 47.9% in the second quarter of 2004. Operating costs excluding depreciation and amortisation were broadly flat in the second quarter of 2004 compared to the same period of last year primarily because of lower subscriber acquisition costs.

Capex in the second quarter of 2004 declined by 13.3% y.o.y to Euro 22 million, equivalent to 5.6% of operating revenues. Capex was mainly directed towards the expansion of network capacity and coverage, improvements in quality of service and customer care, and UMTS investments (approximately 25% of capex). EBITDA minus Capex increased by 20.2% y.o.y in the second quarter of 2004 to Euro 164 million.

TMN had 1,112 employees at the end of June 2004 and 4,381 customers per employee, representing an 8.8% improvement over the same period of last year.

Table 21 – Domestic Mobile Operating Data

	2Q04	2Q03	y.o.y	q.o.q	1H04	1H03	y.o.y

TMN Active Customers ('000)	4,872	4,505	8.1%	(1.0%)	4,872	4,505	8.1%
WAP Terminals	1,835	985	86.3%	8.9%	1,835	985	86.3%
GPRS Terminals	916	256	258.1%	18.2%	916	256	258.1%
Net Additions ('000)	(52)	32	n.m.	n.m.	(15)	79	n.m.
Total Churn (%)	24.4	24.1	0.3pp	1.7pp	24.4	24.1	0.3pp
Data as % of Service Revenues (%)	9.1	8.1	1.0pp	(0.4pp)	9.3	8.3	1.0pp
ARPU (Euro)	24.5	25.2	(2.7%)	6.3%	23.8	24.7	(3.5%)
Customer Bill	18.3	18.3	(0.0%)	6.8%	17.7	17.8	(0.5%)
Interconnection	6.2	6.9	(9.9%)	4.7%	6.1	6.9	(11.1%)
MOU (Min.)	122.1	121.6	0.4%	4.9%	119.2	120.0	(0.6%)
ARPM (Euro cents)	20.1	20.7	(3.1%)	1.3%	20.0	20.6	(2.8%)
SARC (Euro)	52.9	79.5	(33.5%)	(6.7%)	54.8	72.1	(24.0%)
CCPU (1) (Euro)	10.9	12.6	(13.1%)	2.0%	10.8	12.4	(12.3%)
ARPU minus CCPU (Euro)	13.6	12.6	7.6%	10.0%	13.0	12.3	5.5%

(1)	CCPU (Cash cost per user) = Operating costs minus provisions, depreciation and amortisation, and sales of equipment per user.

TMN had 4,872 thousand active customers at the end of June 2004, an increase of 8.1% y.o.y. In the second quarter, TMN registered net disconnections of 52 thousand customers as the company recorded 66 thousand inactive customers that had not made or received a call in the last three months as churn. The increased focus on segmentation and customer loyalty led to a 5.0% y.o.y increase in the number of postpaid customers, which totalled 787 thousand at the end of June 2004. Prepaid cards accounted for 83.8% of the total customer base. Although churn increased from 24.1% in the second quarter of 2003 to 24.4% in the second quarter of 2004, churn to competition was only 4.2%, according to market research from Qmetrics.

TMN benefited in the second quarter of 2004 from the increased number of visitors to Portugal during the Euro 2004 football championship. TMN registered a high number of incremental roamers in the period of the tournament, which in total made 2.6 million calls and sent 6.1 million SMS. TMN also took advantage of Portugal hosting the European Championship as an occasion for launching new services such as a travel and city guide, a content storage facility or a customised voice news alert.

Data services, accounted for 9.1% of service revenues in the second quarter of 2004, a 1.0pp y.o.y improvement. The number of SMS messages in the second quarter of 2004 increased by 11.6% y.o.y to 369 million, corresponding to approximately 53 messages per month per active SMS user. The number of active SMS users reached 47.6% of the total customer base. The take-up of I9 (mobile multimedia portal) is progressing well, with I9 customers having reached more than 75 thousand at the end of June 2004. Games, ring tones, sports, highlights and video constitute the top daily access subjects per user. Active MMS customers at the end of June 2004 reached 125 thousand, while the number of GPRS handsets totalled 916 thousand.

In April 2004, TMN became the first mobile operator to launch UMTS in Portugal , with a service that allows customers to make videocalls. The 3G handsets function both on GSM/GPRS and UMTS, allowing customers to use all the voice, multimedia and data services already offered by TMN. For data access exclusively, TMN also offers a 3G access card. UMTS coverage was initiated in Lisbon and Oporto and is in the process of being extended to cover the whole of Portugal ..

Minutes of usage (MOU) remained broadly flat in the second quarter of 2004 when compared to the same period of last year. However, MOU registered a 4.9% q.o.q sequential improvement, reflecting essentially the positive impact of the European Football Championship in June.

ARPU in the second quarter of 2004 decreased by 2.7% y.o.y to Euro 24.5, mainly as a result of the reduction in interconnection fees and the traffic promotions aimed at stimulating usage. Customer bill remained roughly flat at Euro 18.3 in the second quarter of 2004 as compared to the same period of last year, primarily because of the mix effect of additional prepaid customers. However, when compared to the first quarter of 2004, the customer bill increased by 6.8% on the back of the price increase in February, higher usage and the pickup in roaming revenues during the Euro 2004. The interconnection bill posted a drop of 9.9% y.o.y in the second quarter of 2004, as a result of the several cuts in fixed-to-mobile interconnection fees over the past quarters.

CCPU decreased by 13.1% y.o.y in the second quarter of 2004 to Euro 10.9, reflecting the success of the cost control initiatives. TMN has been making a strong effort to reduce the costs related to the acquisition and retention of customers, namely in terms of commissions and subsidisation. ARPU minus CCPU in the second quarter of 2004 was Euro 13.6, corresponding to a 7.6% y.o.y increase.

10. BRAZILIAN MOBILE BUSINESS (VIVO)

Table 22 – Brazilian Mobile Income Statement (1)

R$ million	2Q04	2Q03 (2)	y.o.y	q.o.q	1H04	1H03 (2)	y.o.y

Operating Revenues	2,715.7	2,487.6	9.2%	6.6%	5,264.4	4,718.7	11.6%
Services Rendered	2,132.4	2,024.1	5.4%	3.3%	4,196.5	3,971.5	5.7%
Sales	583.3	463.5	25.8%	20.3%	1,067.9	747.1	42.9%

EBITDA	886.2	918.0	(3.5%)	(13.8%)	1,913.8	1,828.4	4.7%
Depreciation and Amortisation	449.3	447.2	0.5%	(7.2%)	933.7	885.8	5.4%
Operating Income	436.9	470.8	(7.2%)	(19.6%)	980.1	942.6	4.0%

EBITDA Margin	32.6%	36.9%	(4.3pp)	(7.7pp)	36.4%	38.7%	(2.4pp)
Capex	373.2	98.4	279.2%	188.0%	502.8	293.4	71.4%
Capex as % of Revenues	13.7%	4.0%	9.8pp	8.7pp	9.6%	6.2%	3.3pp
EBITDA minus Capex	513.0	819.5	(37.4%)	(42.9%)	1,411.0	1,535.1	(8.1%)

(1)	Information prepared in accordance to Portuguese GAAP.
(2)	Pro forma information including TCO.

Vivo's operating revenues, stated in Brazilian Reais and in accordance with Portuguese GAAP, increased by 9.2% y.o.y in the second quarter of 2004 to R$ 2,716 million, underpinned by robust subscriber growth in a period of intense commercial activity and increasing competition. Revenues from sales of equipment in the second quarter of 2004 rose by 25.8% y.o.y and service revenues increased by 5.4% y.o.y.

EBITDA decreased by 3.5% y.o.y to R$ 886 million in the second quarter of 2004, equivalent to a margin of 32.6%. EBITDA margin performance in the quarter reflected the significant level of net additions, which led to higher overall acquisitions costs, despite the fact that unitary SARC decreased by 9.6% y.o.y. Furthermore, EBITDA margin before acquisition costs continued to expand on the back of the benefits arising from greater scale of Vivo and synergies across the group, having increased by around 2.0pp over the same period of last year. The sequential quarterly decline in EBITDA margin of 7.7pp is explained by a combination of seasonality and strong commercial activity, especially around Mother's Day and Valentine's Day.

Capex rose to R$ 373 million in the second quarter of 2004, equivalent to 13.7% of revenues, primarily as a result of capacity expansion and the progressive upgrade to 1XRTT. EBITDA minus Capex decreased by 37.4% y.o.y to R$ 513 million in the second quarter of 2004.

Table 23 – Brazilian Mobile Operating Data

	2Q04	2Q03 (1)	y.o.y	q.o.q	1H04	1H03 (1)	y.o.y

Customers ('000)	23,514	17,521	34.2%	7.5%	23,514	17,521	34.2%
Market Share in Areas of Operation (%)	54.5	58.5	(4.0pp)	(1.2pp)	54.5	58.5	(4.0pp)
Net Additions ('000)	1,639	571	186.9%	34.5%	2,858	712	301.7%
SARC (R$)	133.9	148.2	(9.6%)	0.2%	133.8	154.4	(13.4%)
MOU (min)	90.4	98.7	(8.4%)	(2.4%)	91.7	99.2	(7.6%)
ARPU (R$)	33.3	41.2	(19.1%)	(3.6%)	34.0	39.5	(14.1%)
CCPU (2) (R$)	19.2	22.4	(14.2%)	10.5%	18.3	21.0	(12.9%)
ARPU minus CCPU (R$)	14.2	18.9	(24.9%)	(17.9%)	15.7	18.5	(15.5%)

(1)	Pro forma information including TCO.
(2)	CCPU (Cash cost per user) = Operating costs minus provisions, depreciation and amortisation, and sales of equipment per user.

Vivo had 23.5 million active customers at the end of June 2004, a 34.2% y.o.y increase. Vivo added 1,639 thousand customers in the second quarter of 2004 and 2,858 thousand customers in the first half of 2004, consolidating its leading market position. In spite of strong competition from operators such as TIM and Claro, Vivo's market share in the regions where it operates stood at 55% at the end of June 2004. Vivo remains the uncontested leader in the mobile market in Brazil , boasting a 44% overall market share, more than twice the size of its next competitor.

Most of the growth in the Brazilian mobile market has been in terms of prepaid customers, which accounted for 79.3% of the total customer base at the end of June 2004 (77.9% in March 2004 and 73.3% in June 2003). Nevertheless, Vivo continues to actively target the post-paid segment, especially the corporate segment. The number of mobile accesses held by corporate clients increased by 28% y.o.y at the end of June 2004.

Vivo's blended MOU dropped by 8.4% y.o.y in the second quarter of 2004 to 90 minutes, due to the negative evolution of incoming traffic, related to rising weight of mobile-to-mobile calls and blocking of fixed-to-mobile calls by fixed line operators.

In the second quarter of 2004, the number of SMS messages per user increased by 7% y.o.y. SMS active users now account for 27% of Vivo's customer base. Data as a percentage of revenues was 4.1% in the second quarter of 2004, nearly twice the level of the same period of last year. Vivo has been actively marketing 2.5G data services, supported on the 1XRTT platform.

Vivo's blended ARPU was R$ 33.3 in the second quarter of 2004, a decrease of 19.1% over the same period of last year. Around 85% of this decline in ARPU is explained by the impact of SMP rules (namely “bill & keep” and loss of long distance traffic) and the changing mix of the customer base towards prepaid (31% increase in average customer base essentially through prepaid). The remainder of the drop is due to the real ARPU variation, which results mainly from lower incoming revenues and traffic promotions. The sequential decline in ARPU in the second quarter is mostly explained by a prepaid mix effect. Assuming a constant mix, ARPU would have remained flat over the first quarter of 2004.

11. MULTIMEDIA BUSINESS (PT MULTIMEDIA)

Table 24 – Multimedia Income Statement (1)

Euro million	2Q04	2Q03	y.o.y	q.o.q	1H04	1H03	y.o.y

Operating Revenues	183.7	162.6	13.0%	4.2%	360.1	326.1	10.4%
Pay-TV and Cable Internet	122.8	105.4	16.5%	4.6%	240.1	207.8	15.5%
Pay-TV	94.0	81.5	15.4%	4.7%	183.8	161.9	13.6%
Broadband	19.8	15.8	25.9%	2.3%	39.3	30.4	29.3%
Advertising	5.9	3.6	66.5%	62.9%	9.6	6.3	51.3%
Sales and other	3.0	4.6	(35.0%)	(31.9%)	7.4	9.2	(20.1%)
Audiovisuals	15.3	18.9	(19.2%)	(36.6%)	39.4	46.4	(15.0%)
Media	45.6	38.2	19.4%	30.4%	80.6	71.9	12.1%

Operating Costs excluding D&A	134.8	133.1	1.3%	0.4%	269.1	269.3	(0.1%)
Wages and Salaries	20.2	20.9	(3.6%)	(6.2%)	41.7	41.7	(0.1%)
Costs of Telecommunications	6.8	6.5	4.6%	4.8%	13.3	12.5	6.3%
Costs of Products Sold	7.0	9.3	(24.5%)	(9.5%)	14.8	23.1	(36.0%)
Marketing and Publicity	13.3	8.0	65.9%	73.4%	21.0	14.3	46.5%
General & Administrative	74.4	76.0	(2.2%)	(7.4%)	154.7	153.1	1.1%
Other Net Operating Costs	13.2	12.4	6.6%	25.8%	23.6	24.6	(3.9%)

EBITDA	48.9	29.5	66.0%	16.1%	91.0	56.8	60.4%
Depreciation and Amortisation	15.3	16.7	(8.8%)	10.8%	29.0	33.5	(13.4%)
Operating Income	33.6	12.7	164.3%	18.6%	62.0	23.3	166.5%

EBITDA Margin	26.6%	18.1%	8.5pp	2.7pp	25.3%	17.4%	7.9pp
Capex	16.4	9.7	69.3%	65.3%	26.4	25.6	3.0%
Capex as % of Revenues	8.9%	6.0%	3.0pp	3.3pp	7.3%	7.8%	(0.5pp)
EBITDA minus Capex	32.5	19.8	64.3%	0.9%	64.7	31.2	107.2%

(1)	Includes intragroup transactions.

PTM's operating revenues rose by 13.0% y.o.y to Euro 184 million in the second quarter of 2004, as a result of the 16.5% y.o.y increase in revenues from Pay-TV and Cable Internet and 19.4% y.o.y increase in revenues from media.

EBITDA rose by 66.0% y.o.y in the second quarter of 2004 to Euro 49 million, with EBITDA margin improving by 8.5pp y.o.y to 26.6% in the second quarter of 2004, underpinned by strong Pay-TV and broadband customer growth, ARPU pick-up, and lower costs, namely programming costs.

In the first half of 2004, PTM's capex increased by 3.0% y.o.y to Euro 26 million, equivalent to 7.3% of revenues, a 0.5pp y.o.y decrease. EBITDA minus Capex increased by 64.3% y.o.y in the second quarter of 2004 to Euro 32 million.

Pay-TV and Cable Internet Business (TV Cabo)

In the second quarter of 2004, operating revenues rose by 16.5% y.o.y to Euro 123 million, as a result of the increase in revenues from Pay-TV, broadband Internet and advertising. EBITDA in the second quarter of 2004 amounted to Euro 44 million, corresponding to an increase of 53.1% y.o.y and to an EBITDA margin of 36.1%, representing an 8.6pp y.o.y improvement. This margin performance has been achieved against top line growth, through continued and increasing investment in marketing, and by the effective cost rationalisation programme, with particular emphasis on the renegotiation of programming contracts and staff reduction.

Capex remained flat in the first half of 2004 at Euro 21 million, equivalent to 8.9% of revenues. Network spend has stabilised as rollout of the cable network is almost complete and equipment prices have been declining. EBITDA minus Capex in the first half of 2004 amounted to Euro 64 million compared to Euro 32 million in the first half of 2003.

Table 25 – Pay-TV and Cable Internet Operating Data

	2Q04	2Q03	y.o.y	q.o.q	1H04	1H03	y.o.y

Homes Passed ('000)	2,514	2,423	3.7%	0.8%	2,514	2,423	3.7%
Bi-directional (Broadband Enabled)	2,283	2,129	7.3%	1.6%	2,283	2,129	7.3%
Pay-TV Customers (1) (2) ('000)	1,487	1,369	8.6%	1.5%	1,487	1,369	8.6%
Cable	1,123	1,053	6.6%	1.1%	1,123	1,053	6.6%
DTH	364	315	15.3%	2.5%	364	315	15.3%
Pay-TV Net Additions ('000)	21	23	(5.8%)	(11.4%)	45	61	(26.0%)
Churn (%)	12.6	13.6	(1.0pp)	(2.0pp)	13.6	14.8	(1.2pp)
Penetration Rate of Cable (%)	44.7	43.5	1.2pp	0.2pp	44.7	43.5	1.2pp
Premium Subscriptions (2) (3) ('000)	876	758	15.5%	2.2%	876	758	15.5%
Pay to Basic Ratio (3) (%)	58.9	55.4	3.5pp	0.4pp	58.9	55.4	3.5pp
Cable Broadband Accesses ('000)	269	180	49.7%	7.6%	269	180	49.7%
Cable Broadband Net Additions ('000)	19	17	9.6%	(2.6%)	39	39	(1.6%)
Blended ARPU (Euro)	25.3	23.5	7.9%	2.6%	25.0	23.4	6.8%
Pay-TV ARPU	20.9	19.7	5.9%	3.0%	20.6	19.8	4.0%
Cable Internet ARPU	25.1	29.3	(14.2%)	(4.9%)	25.8	29.9	(13.9%)

(1)

These figures are related to the total number of Pay-TV basic service customers. PTM's Pay-TV business offers several basic packages, based on different technologies, and directed to different market segments (residential, real estate and hotels), with a distinct geographic scope (mainland Portugal and the Azores and Madeira islands) and with a variable number of channels.

(2)	These figures include products in temporary promotions, such as the "Try and Buy" promotion.
(3)

The classification of premium packages for satellite services was changed. The initial business model for the satellite service was based on a basic package of relatively few channels (at the most ten), with other channels, included in the cable basic service, being supplied as a supplementary package, and considered premium. In 2004, PTM decided to homogenize cable and satellite business models, with satellite service now comprising of the same channels in the basic package as cable, resulting in no longer considering the supplementary satellite package as a premium product.

The rollout of the cable network is almost complete with 2,514 thousand homes passed at the end of June 2004, of which 90.8% are bi-directional and therefore broadband enabled. Approximately 21 thousand Pay-TV customers (58% of which cable customers) were added in the second quarter of 2004, reaching 1,487 thousand at the end of June 2004 (1,123 thousand cable and 364 thousand DTH) and representing an increase of 8.6% y.o.y.

The number of premium subscriptions increased by 15.5% y.o.y to 876 thousand in June 2004, corresponding to a pay to basic ratio of 58.9%, compared to 55.4% in June 2003. Sport TV subscribers grew by 8.8% y.o.y to 444 thousand.

Broadband cable Internet access (Netcabo) subscribers rose by 49.7% y.o.y in the second quarter of 2004, reaching 269 thousand customers at the end of June 2004. Approximately 19 thousand Netcabo subscribers were added in the second quarter of 2004. The penetration of the Internet service among cable TV subscribers stood at 23.9% at the end of June 2004, which compares with 17.1% a year earlier.

Blended ARPU was Euro 25.3 in the second quarter of 2004, equivalent to an increase of 7.9% y.o.y. Pay-TV ARPU increased by 5.9% y.o.y to Euro 20.9 in the second quarter of 2004. The ARPU of broadband Internet customers was Euro 25.1 in the second quarter of 2004, decreasing by 14.2% y.o.y, as a result of the significant increase in the customer base and the take-up of the “Light” product (Euro 22.5 monthly fee versus Euro 35 for the standard service) and prepaid services.

Audiovisuals Business

In the second quarter of 2004, operating revenues of the audiovisuals business segment decreased by 19.8% y.o.y to Euro 18 million. This performance reflected the absence of revenues from the videogames division related to the end of the distribution contract with Sony. However, the video division, backed by a more appealing movie portfolio, rose by 20.5% in the second quarter of 2004 over the same period of 2003.

EBITDA in the Audiovisuals business segment totalled Euro 2 million in the second quarter of 2004, compared to negative Euro 0.3 million in the second quarter of 2003. The improvement in EBITDA was underpinned by the cost reduction programme. Capex in the first half of 2004 decreased by 59.9% y.o.y to Euro 1 million. EBITDA minus Capex in the first half of 2004 amounted to negative Euro 1 million.

Media Business

Lusomundo Media posted operating revenues of Euro 46 million in the second quarter of 2004, an increase of 22.8% y.o.y, as a result of the growth in advertising revenues (+16.3% y.o.y), newspaper circulation revenues (+9.3% y.o.y) and revenues associated with the sale of promotional products (+28.5% y.o.y). The growth in advertising revenues is explained primarily by an improvement in market conditions, but also by the incremental advertising investment related to the Rock in Rio Lisboa and the Euro 2004.

Lusomundo Media's EBITDA, benefiting from top line growth, rose by 103.3% y.o.y to Euro 5 million in the second quarter of 2004, with EBITDA margin improving by 4.3pp to 10.8%. Capex in the first half of 2004 totalled Euro 4 million. EBITDA minus Capex increased by 80.1% y.o.y in the first half of 2004 to Euro 2 million.

12. SECOND QUARTER KEY EVENTS AND RECENT DEVELOPMENTS

  On 2 April 2004 , PT's shareholders approved at the AGM the payment of a cash dividend of Euro 0.22 per share for the year ended 31 December 2003 , amounting to Euro 276 million. Shareholders also approved a reduction of share capital in the nominal amount of up to Euro 125,428,500, to be accomplished under the share buyback programme, through the cancellation of up to 125,428,500 treasury shares, representing 10% of share capital, and the corresponding amendment to the articles of association.

  On 19 April 2004 , TMN became the first mobile operator to launch UMTS in Portugal , with a service that allows customers to make videocalls. The 3G handset function both on GSM/GPRS and UMTS, allowing customers to use all the voice, multimedia and data services already offered by TMN. For data access exclusively, TMN also offers a 3G access card. Initial coverage was launched in Lisbon and Oporto , then other major cities, and is being extended progressively to cover the whole of Portugal .

  On 24 May 2004 , ANACOM approved the 2004 fixed telephone service prices proposed by PTC. These prices were set within the pricing convention, complying with a price cap of CPI-2.75%, in terms of average annual change and assuming an inflation range of 1.5% to 2.5% as per the Portuguese State Budget for 2004. The new prices were effective on 1 August 2004 , with a line rental increase of 2.9% and a decrease of 20.7% and 28.0% in the cost of regional and domestic long distance calls, respectively, thereby reinforcing PT's competitive position in the domestic market.

  On 25 August 2004 , Brasilcel, the 50-50 joint-venture of PT and Telefónica Móviles for mobile operations in Brazil , announced its intention of launching voluntary cash tender offers for a portion of the outstanding shares of TSD, TBE and CRT. Simultaneously, TCP announced its intention of launching a voluntary cash tender offer for a portion of the outstanding shares of TCO. The offer prices represent a premium of 20% over the respective weighted average closing price of each class of shares in the 30 trading days prior to the announcement.

  Further to the announced share buyback programme, as at the date of this release, PT had acquired a total of 54,225,108 treasury shares, representing 4.32% of its share capital, at an average price of Euro 8.01 per share. In addition, as at the date of this release, PT had entered into equity swap contracts under the terms of which it has the option to acquire PT shares, equivalent to 2.79% of its share capital, at an average exercise price of Euro 7.92 per share.

13. BASIS OF PRESENTATION

PT's financial results by business segment reflect certain changes to its reportable segments made during 2003, in line with management's current view of PT's businesses. PT's results by business segment for the first half of 2003 have been restated to reflect these changes. PT's business segments are now the following:

•  Wireline Business (PTC, PT Prime and PT.com), which comprises:
        Retail, which comprises:
                Fixed Charges – PTC
                Traffic – PTC
                ADSL Retail – PT.com
                Other ISP revenues – PT.com
        Wholesale – PTC
        Data & Corporate – PT Prime
        Other Wireline Revenues, which comprise:
                Other Fixed Telephone Service revenues – PTC
                Sales of Telecommunications Equipment
                Directories – PTC
                Portals – PT.com
•  Domestic Mobile – TMN
•  Brazilian Mobile – Vivo (50% proportionally consolidated)
•  Multimedia – PTM, which comprises:
        Pay-TV and Cable Internet – TV Cabo (plus PT Conteúdos)
        Audiovisuals – Lusomundo Audiovisuais and Lusomundo Cinemas
        Media – Lusomundo Media
        Other Multimedia Operations – PTM holding company
•  Other – Other businesses, PT holding company and instrumental companies

This information is also available on PT's IR website http://ir.telecom.pt.

Contacts:

Zeinal Bava , Chief Financial Officer
zeinal.bava@telecom.pt

Francisco Nunes, Chief Accounting Officer
francisco.nunes@telecom.pt

Nuno Prego , Investor Relations Officer
nuno.prego@telecom.pt

Portugal Telecom
Tel.: +351 21 500 1701
Fax: +351 21 355 6623

This release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Report Act of 1995. Such statements are not statements of historical fact, and reflect goals of the company ' s management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts,” "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the results of operations of the company to be achieved may be different from the company ' s current goals and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed on Reuters under the symbols PTCO.IN and PT and on Bloomberg under the symbol PTC PL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 7, 2004

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.